Exhibit 99.1

Star Fashion Culture Holdings Limited Announces Pricing of Approximately US$9,600,000 Million Public Offering of Class A Ordinary Shares

XIAMEN, Sept. 25, 2026 (GLOBE NEWSWIRE) -- STAR FASHION CULTURE HOLDINGS LIMITED (NASDAQ: STFS) (the “Company” or “STFS”) today announced the pricing of its best-efforts follow-on public offering on September 25, 2026 of 12,000,000 Class A ordinary shares at a public offering price of $0.80 per Class A ordinary share (the “Offering”).

Kingswood Capital Partners, LLC is acting as the placement agent (the “Placement Agent”) in connection with this Offering.

Gross proceeds, before deducting Placement Agent fees and other offering expenses, are expected to be approximately $9,600,000. The Offering is expected to close on September 28, 2026, subject to customary closing conditions. The Company intends to use the net proceeds of this offering for developing its online marketing services and for general administration and working capital.

The securities described above are being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-298981) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on September 24, 2026. The Offering is being made only by means of a prospectus which is a part of the Registration Statement. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Electronic copies of the final prospectus may be obtained, when available, from Kingswood Capital Partners, LLC at 7280 W Palmetto Park Rd. Suite 301, Boca Raton, FL 33433, or by email at lciervo@kingswoodus.com, or by telephone at +1-800-535-6981.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Registration Statement and other filings with the SEC, which are available for review at www.sec.gov.

About STAR FASHION CULTURE HOLDINGS LIMITED

STAR FASHION CULTURE HOLDINGS LIMITED (the “Company”) is a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) offline advertising services; and (iii) online precision marketing services. We assist customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered. The Company first began operations in August 11, 2015 through its operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

For enquiry, please contact:

STAR FASHION CULTURE HOLDINGS LIMITED

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

Tel: +86 13063138565